February 11, 2009

TO: SHAREHOLDERS OF FSP 50 SOUTH TENTH STREET CORP. SUBJECT: ADDENDUM TO OFFER TO PURCHASE SHARES; INCREASE IN SHARES SUBJECT TO THE OFFER FROM 17 to 40 SHARES

Dear Shareholder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the “Offer”) the Purchasers named in the attached Offer (collectively the “Purchasers”) are offering to purchase Shares of common stock (the “Shares”) in FSP 50 South Tenth Street Corp. at a purchase price equal to:

$35,000 per Share

The Purchasers have increased the number of Shares subject to the Offer from 17, as described in the Offer Document, to 40. The 40 Shares subject to the Offer as it is hereby amended constitute 5.71% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $1,400,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital. The Purchasers are also extending the Expiration Date to March 31, 2009.

As a result of the increased number of Shares subject to the Offer, the intended allocations of Shares among the Purchasers set forth in the first paragraph of Schedule I to the Offer have changed. The following Purchasers' allocations have increased as noted: Steven Gold (15%) Moraga Gold, LLC (15%), MPF Income Fund 25, LLC (25%), SCM Special Fund 2, LP (45%). As described in Schedule I, the Purchasers will modify these allocations in the event fewer than all of the Shares sought are tendered.